Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☑	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

Commission file number 1-6003

Federal Signal Corporation 401(K) Retirement Plan

(Full title of the plan and address of the plan if different from that of the issuer named below)

Federal Signal Corporation
1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
Years Ended December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MAYER HOFFMAN McCANN P.C.
Chicago, Illinois
June 29, 2011

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS
Investments, at fair value:
Vanguard Wellington Fund	$16,816,646	$15,493,541
Vanguard Explorer Fund	9,004,310	6,970,033
Vanguard 500 Index Fund	21,176,395	18,113,568
Vanguard PRIMECAP Fund	32,246,199	28,867,035
Vanguard Retirement Savings Trust	43,059,643	43,184,263
Federal Signal Corporation common stock	9,721,108	8,013,535
Vanguard International Growth Fund	6,583,249	5,821,864
Vanguard Total Bond Market Index Fund	7,538,182	7,010,237
Vanguard Small-Cap Value Index Fund	3,081,222	1,748,866
Vanguard Windsor II Fund	3,143,972	2,300,226
Vanguard Prime Money Market Fund	330,607	—
Vanguard Target Retirement 2005 Fund	142,413	136,852
Vanguard Target Retirement 2010 Fund	1,120,591	1,000,597
Vanguard Target Retirement 2015 Fund	2,254,770	1,653,509
Vanguard Target Retirement 2020 Fund	2,876,708	1,868,827
Vanguard Target Retirement 2025 Fund	3,243,779	2,396,127
Vanguard Target Retirement 2030 Fund	2,481,867	1,816,256
Vanguard Target Retirement 2035 Fund	1,934,407	1,273,408
Vanguard Target Retirement 2040 Fund	1,753,133	893,103
Vanguard Target Retirement 2045 Fund	1,241,356	911,735
Vanguard Target Retirement 2050 Fund	517,553	325,236
Vanguard Target Retirement Income	600,159	543,776

	170,868,269	150,342,594

Participants’ loans receivable	3,345,693	3,145,148

	174,213,962	153,487,742

Receivables:
Employer contributions	69,177	35,088
Participants’ contributions	86,096	37,083

	155,273	72,171

Net assets reflecting all investments at fair value	174,369,235	153,559,913

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,695,607)	(933,565)

NET ASSETS AVAILABLE FOR BENEFITS	$172,673,628	$152,626,348

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2010 and 2009

	2010	2009
ADDITIONS (REDUCTIONS) Additions (reductions) to net assets attributable to:
Net appreciation in fair value of mutual funds	$11,877,202	$18,410,464
Net appreciation (depreciation) in fair value of common stock	1,290,829	(2,643,430)
Transfer of assets from plan mergers	2,472,270	—
Interest and dividends	4,006,054	3,574,223

	19,646,355	19,341,257

Contributions:
Employer	6,114,773	4,625,525
Participants	8,999,409	8,125,987

	15,114,182	12,751,512

TOTAL ADDITIONS	34,760,537	32,092,769

DEDUCTIONS Deductions from net assets attributable to:
Benefits paid to participants	(14,662,386)	(12,161,471)
Transfer of assets from sales of subsidiaries	—	(25,593,072)
Administrative expenses	(50,871)	(58,654)

TOTAL DEDUCTIONS	(14,713,257)	(37,813,197)

NET INCREASE (DECREASE)	20,047,280	(5,720,428)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	152,626,348	158,346,776

End of year	$172,673,628	$152,626,348

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(1) Description of plan
The following description of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.
General — The Plan is a defined contribution plan covering a majority of the employees of Federal Signal Corporation (the “Company”). Effective January 1, 2007, employees are immediately eligible to participate in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan following 90 days of employment (or any day thereafter). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On January 1, 2002, the Plan sponsor adopted the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01 (the “Prototype Plan”). The Plan was amended and restated as of January 1, 2010, and submitted to the Internal Revenue Service (“IRS”) for requalification on January 27, 2011. The Plan is sponsored by the Company.
Plan amendments — During 2009, the Plan was amended to comply with the Pension Protection Act of 2006 and the Worker, Retiree, and Employer Recovery Act of 2008. The Plan was amended to allow non-spouse rollovers and to allow participants to request a hardship withdrawal for medical, tuition or funeral expenses for a designated primary beneficiary.
Effective January 1, 2009, the Plan was amended to add an enhanced employer matching and vesting schedule for employer contributions made on or after January 1, 2009, for employees subject to the Collective Bargaining Agreement between the Company and Local 134, International Brotherhood of Electrical Workers, along with a Company-paid retirement contribution as a percentage of a participant’s eligible compensation based on years of service.
Effective for pay periods ending after December 31, 2008, the Company matching contribution shall be 0% for all employees not governed by a collective bargaining agreement. The Company matching contribution was reinstated effective January 1, 2010. The Plan was amended and restated as of January 1, 2010.
Contributions — Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. If an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan at 2% of pretax annual compensation, unless the employee’s participation in the Plan is governed by a collective bargaining agreement. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans.
Company contributions are based on a percentage of employee contributions and on a points-weighted system based on age and service. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(1) Description of plan (continued)
The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.
A Special Company-Paid Retirement Contribution was made on February 26, 2009, to eligible employees working at the Unitrol division who were employed on the last day of the 2003 plan year and on January 1, 2008, in an amount equal to 10% of each eligible employee’s compensation for the 2003 plan year as outlined in the correction methodology proposed under the Voluntary Compliance Program submitted during December 2008. The Special Company-Paid Retirement Contribution is 100% vested and invested according to the participant’s most recent investment election on record with respect to the participant’s elective deferrals.
Participant accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and is charged with an allocation of investment management fees, administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used either to reduce future Company contributions or to pay plan expenses depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary retirement contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant’s election.
Investment options — Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard Fiduciary Trust Company (“Vanguard”) or into the Company Stock Fund, an investment fund consisting primarily of the Company’s common stock and some cash. Participants may change their investment by contacting Vanguard. Effective January 1, 2007, Company contributions are invested according to the employee’s election. Company contributions for a participant who is governed by a collective bargaining agreement are invested in the Company Stock Fund; however, effective January 1, 2009, Company contributions are invested according to the employee’s election. Participants have the option of transferring balances from Company stock to other investment choices without restriction.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(1) Description of plan (continued)
Participant loans — Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer contributions). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.
Effective May 1, 2009, the loan origination fee for non-automated loans increased from $35 to $85. The loan origination fee for automated loans remained at $35.
Payment of benefits — Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.
Forfeited accounts — As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $324,062 and $243,788, respectively. These accounts are used to reduce future employer contributions and/or to pay plan expenses. Also, during the years ended December 31, 2010 and 2009, employer contributions were reduced by $189,997 and $44,717, respectively, from forfeited nonvested accounts.
(2) Summary of significant accounting policies
Basis of accounting — The financial statements of the Plan are prepared under the accrual method of accounting.
Use of estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
New accounting pronouncements —
Fair Value Measurements — In April and September 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which (a) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (b) provided guidance on identifying circumstances that indicate a transaction is not orderly, (c) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (d) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(2) Summary of significant accounting policies (continued)
Subsequent Events — In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.
FASB Codification — In June 2009, the FASB issued new codification standards (Accounting Standards Codification (“ASC”)) which represent the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for 2009.
Fair Value Disclosures — In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (a) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (b) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (c) fair value measurement disclosures for each class of assets and liabilities and (d) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009, except for (b) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(2) Summary of significant accounting policies (continued)
Investment valuation and income recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Values for the Company’s common stock are based on the December 31, 2010 and 2009, closing prices. Participants’ loans receivable are stated at cost, which approximates fair value.
The Plan accounts for fully benefit-responsive contracts in accordance with accounting guidance which defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare and pension plans. As required, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.
The Company Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of Federal Signal Corporation common stock and the Vanguard Prime Money Market Fund sufficient to meet the Fund’s daily cash needs; unitizing the Fund allows for daily trades. As of December 31, 2010, 2,991,110 units were outstanding with a value of $3.25 per unit. As of December 31, 2009, 2,792,172 units were outstanding with a value of $2.87 per unit.
Concentration of credit risk — The Plan provides for various investment fund options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
Accounting method — Security transactions are accounted for on the date securities are purchased or sold (trade date). In the event there is an extraordinary event related to the Fund resulting in a material trading impact, the transaction will be repriced. A material trading impact is defined as activity which causes more than negative 10 basis points of price differential. Trading impact becomes material when (a) net participant activity exceeds 2% of the Fund’s holdings of company stock, (b) trade execution prices are significantly different from the closing price used to value the participant’s trade date unit value or (c) a combination of both occurs. Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.
Payment of benefits — Benefits are recorded when paid.
Fees — Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(3)	Investments
The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009:

	2010	2009
Vanguard Wellington Fund	$16,816,646	$15,493,541
Vanguard Explorer Fund	9,004,310	*
Vanguard 500 Index Fund	21,176,395	18,113,568
Vanguard PRIMECAP Fund	32,246,199	28,867,035
Vanguard Retirement Savings Trust	43,059,643	43,184,263
Federal Signal Corporation common stock	9,721,108	8,013,535

*	Not applicable, investment is below five percent.
(4)	Fair value measurements
FASB ASC 820 (formerly SFAS No. 157), Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(4)	Fair value measurements (continued)
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2010 and 2009.
Mutual funds — Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.
Federal Signal Corporation common stock — Valued at the closing price reported on the active market on which the security is traded plus the balance in the Vanguard Prime Money Market Fund.
Collective/Common trust — Valued at the net asset value, based on quoted market value of the underlying assets, of shares held by the Plan at year end.
Participant loans — Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table lists the fair values of investments as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market	$330,607	$—	$—	$330,607
Growth funds	50,977,730	—	—	50,977,730
Balanced funds	34,383,223	—	—	34,383,223
Index funds	31,795,799	—	—	31,795,799
Income funds	600,159	—	—	600,159

Total mutual funds	118,087,518	—	—	118,087,518
Federal Signal common stock	—	9,721,108	—	9,721,108
Collective/Common trust	1,179,893	41,872,644	7,106	43,059,643
Participant loans	—	—	3,345,693	3,345,693

Total assets at fair value	$119,267,411	$51,593,752	$3,352,799	$174,213,962

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(4)	Fair value measurements (continued)
The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

	Participant	Common
	Loans	Collective Trust	Total
Balance as of January 1, 2010	$3,145,148	$14,688	$3,159,836

Contract term	—	(4,686)	(4,686)

Change in unrealized depreciation	—	(2,896)	(2,896)

Issuances, repayments and settlements, net	200,545	—	200,545

Balance as of December 31, 2010	$3,345,693	$7,106	$3,352,799

The following table lists the fair values of investments as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$43,959,158	$—	$—	$43,959,158
Balanced funds	27,769,191	—	—	27,769,191
Index funds	26,872,671	—	—	26,872,671
Income funds	543,776	—	—	543,776

Total mutual funds	99,144,796	—	—	99,144,796
Federal Signal common stock	—	8,013,535	—	8,013,535
Collective/Common trust	5,952,551	37,217,024	14,688	43,184,263
Participant loans	—	—	3,145,148	3,145,148

Total assets at fair value	$105,097,347	$45,230,559	$3,159,836	$153,487,742

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(4)	Fair value measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Participant	Common
	Loans	Collective Trust	Total
Balance as of January 1, 2009	$4,364,717	$—	$4,364,717

Interest and dividends	—	2,666	2,666

Issuances, repayments and settlements, net	(1,219,569)	12,022	(1,207,547)

Balance as of December 31, 2009	$3,145,148	$14,688	$3,159,836

(5)	Related party transactions

Substantially all assets of the Plan are held in trust by Vanguard, trustee for the Plan. Administrative and trustee fees in the amounts of $62,000 and $35,000 were paid during the years ended December 31, 2010 and 2009, respectively, by the Company.

Certain plan investments are shares of mutual funds managed by the trustee/custodian of the Plan. Fees paid by the Plan for the investment management and record-keeping services amounted to $48,086 and $50,677 for the years ended December 31, 2010 and 2009, respectively.

(6)	Tax status

The IRS issued a favorable opinion letter dated August 22, 2001, for the Prototype Plan, which was adopted by the Plan sponsor on January 1, 2002. The IRS letter states that the Prototype Plan is acceptable under the applicable sections of the Internal Revenue Code (“IRC”). The IRS issued a favorable determination letter dated April 1, 2003, which states that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was amended and restated as of January 1, 2010 (as a single employer plan), and submitted to the IRS for requalification on January 27, 2011. The plan administrator believes the Plan complies with and has been administered in compliance with the applicable requirements of the IRC.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(7)	Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

(8)	Reconciliation of financial statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2010 and 2009, to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$172,673,628	$152,626,348
Adjustment for fully benefit-responsive investment contract	1,695,607	933,565

Net assets available for benefits per Schedule H of the Form 5500	$174,369,235	$153,559,913

(9)	Plan mergers and acquisitions

Sirit Inc. (“Sirit”), a wholly owned subsidiary of the Company, was acquired on March 5, 2010. Effective April 1, 2010, all eligible employees of Sirit began participating in the Plan. Prior to the acquisition, Sirit maintained the Sirit Corp. 401(k) Plan that was terminated on March 4, 2010. Employees employed on the date of the acquisition were given the option to roll over their loans to the Plan.

VESystems, LLC (“VESystems”), a wholly owned subsidiary of the Company acquired on March 3, 2010, maintains the VESystems 401(k) Plan and Trust. The VESystems plan was merged into the Plan on October 1, 2010. On the date of the transfer, the net assets of the VESystems Plan were valued at $2,472,270.

PIPS Technology, Inc. (“PIPS”), a wholly owned subsidiary of the Company acquired on August 8, 2007, maintained the PIPS Technology, Inc. 401(k) Plan (the “PIPS Plan”). Effective January 1, 2008, the employees of PIPS began participating in the Plan. On March 1, 2008, the PIPS Plan was merged into the Plan. On April 4, 2008, the assets of the PIPS Plan were transferred into the Plan’s trust. On the date of the transfer, the net assets of the PIPS Plan were valued at $141,564.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(10)	Sale of subsidiaries

In November 2009, the Company sold Pauluhn Electric Manufacturing (“Pauluhn”), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by Pauluhn as of the November 24, 2009, sale date were fully vested in the Company contributions and (b) in addition to the regular plan distribution options, participants were given the option to roll over their participant loans to the plan provided by the successor employer. Distributions to participants began in 2009.

During 2009, the Plan experienced a partial plan termination due to the sale of Dayton Progress Corporation, PCS Company and E-One, Inc. All affected participants due to the partial plan termination were fully vested in the Company contributions.

(11)	Subsequent events

The Plan has evaluated subsequent events through the date that the financial statements were filed with the Securities and Exchange Commission.

SUPPLEMENTAL SCHEDULE

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
EIN: 36-1063330
Plan Number: 003

		(c)
		Description of investments
	(b)	including maturity date, rate of
	Identity of issue, borrower, lessor or similar	interest, collateral, par or	(d)	(e)
(a)	party	maturity value	Cost	Current value
*	Vanguard Wellington Fund	Registered investment company	(1)	$16,816,646
*	Vanguard Explorer Fund	Registered investment company	(1)	9,004,310
*	Vanguard 500 Index Fund	Registered investment company	(1)	21,176,395
*	Vanguard PRIMECAP Fund	Registered investment company	(1)	32,246,199
*	Vanguard Retirement Savings Trust	Common/Collective trust	(1)	43,059,643
*	Federal Signal Corporation	Common stock	(1)	9,721,108
*	Vanguard International Growth Fund	Registered investment company	(1)	6,583,249
*	Vanguard Total Bond Market Index Fund	Registered investment company	(1)	7,538,182
*	Vanguard Small-Cap Value Index Fund	Registered investment company	(1)	3,081,222
*	Vanguard Windsor II Fund	Registered investment company	(1)	3,143,972
*	Vanguard Target Retirement 2005 Fund	Registered investment company	(1)	142,413
*	Vanguard Target Retirement 2010 Fund	Registered investment company	(1)	1,120,591
*	Vanguard Target Retirement 2015 Fund	Registered investment company	(1)	2,254,770
*	Vanguard Target Retirement 2020 Fund	Registered investment company	(1)	2,876,708

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
		Description of investments
	(b)	including maturity date, rate of
	Identity of issue, borrower, lessor or similar	interest, collateral, par or	(d)	(e)
(a)	party	maturity value	Cost	Current value
*	Vanguard Target Retirement 2025 Fund	Registered investment company	(1)	$3,243,779
*	Vanguard Target Retirement 2030 Fund	Registered investment company	(1)	2,481,867
*	Vanguard Target Retirement 2035 Fund	Registered investment company	(1)	1,934,407
*	Vanguard Target Retirement 2040 Fund	Registered investment company	(1)	1,753,133
*	Vanguard Target Retirement 2045 Fund	Registered investment company	(1)	1,241,356
*	Vanguard Target Retirement 2050 Fund	Registered investment company	(1)	517,553
*	Vanguard Target Retirement Income	Registered investment company	(1)	600,159
*	Vanguard Prime Money Market Fund	Registered investment company	(1)	330,607
*	Participants’ loans receivable	Interest at rates from 5.0% to 10.5%	—	3,345,693

				$174,213,962

*	Party-in-interest as defined by ERISA

(1)	Cost information is not required as all investments are participant-directed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2011	FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

By:	/s/ Paul Wittig
Paul Wittig
Benefits Administrative Committee

By:	/s/ Jennifer L. Sherman
Jennifer L. Sherman
Corporate Counsel Benefits Administrative Committee

EXHIBIT INDEX

Exhibit
No.	Description
13.1	Consent of Independent Auditors